                                 ANNUAL REPORT
                                      2002

                                    [PHOTO]







                                    A RECORD
                                      PERFORMANCE



                                     cinram
                                     cinram


                                    A RECORD
                                      PERFORMANCE



                                    [PHOTO]



                                 ANNUAL REPORT
                                      2002



CINRAM INTERNATIONAL INC. CINRAM INTERNATIONAL INC. IS ONE OF THE WORLD'S LARGEST INDEPENDENT PROVIDERS OF PRE-RECORDED MULTIMEDIA PRODUCTS AND LOGISTIC SERVICES. WITH FACILITIES IN NORTH AMERICA AND EUROPE, CINRAM MANUFACTURES AND DISTRIBUTES PRE-RECORDED DVDS, VHS VIDEO CASSETTES, AUDIO CDS, MUSIC CASSETTES AND CD-ROMS FOR MOTION PICTURE STUDIOS, MUSIC LABELS, PUBLISHERS AND COMPUTER SOFTWARE COMPANIES AROUND THE WORLD. CINRAM'S SHARES ARE LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL CRW.

FINANCIAL AND OPERATIONAL HIGHLIGHTS


(Stated in thousands of Canadian dollars, except share and per share amounts)





------------------------------------------------------------------------------------------------------------------------------------
   Two years ended December 31,                                2002                          2001                    % change
------------------------------------------------------------------------------------------------------------------------------------
   INCOME STATEMENT
   Revenue                                                  $ 878,679                      $ 831,723                        6%
   Gross profit                                               159,547                        121,043                       32%
   EBITA*                                                     154,268                        104,517                       48%
------------------------------------------------------------------------------------------------------------------------------------
   BALANCE SHEET
   Cash and cash equivalents                                  164,216                         91,879                       79%
   Capital expenditures                                        69,309                         80,341                     (14%)
   Working capital                                            186,094                        121,432                       53%
   Shareholders' equity                                       460,170                        398,599                       15%
------------------------------------------------------------------------------------------------------------------------------------
   NET EARNINGS PER SHARE
   Basic                                                      $  0.99                        $  0.43                     130%
   Diluted                                                    $  0.98                        $  0.43                     128%
------------------------------------------------------------------------------------------------------------------------------------
   Diluted average number of shares outstanding                55,335                         54,942                       1%
====================================================================================================================================



------------------------------------------------------------------------------------------------------------------------------------
   Two years ended December 31,                                                                 2002                     2001
------------------------------------------------------------------------------------------------------------------------------------

   EBITA*                                                                                   $154,268                $ 104,517
   Amortization                                                                              (75,043)                 (66,855)
   Interest expense                                                                           (5,193)                  (9,642)
   Investment income                                                                           4,538                    4,404
   Unusual items                                                                              (2,276)                   3,980
   Income taxes                                                                              (21,823)                 (12,691)
------------------------------------------------------------------------------------------------------------------------------------
   NET EARNINGS                                                                             $ 54,471                 $ 23,713
====================================================================================================================================



* EBITA is defined herein as earnings before amortization, interest expense, investment income, unusual items and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation to Net Earnings for a reconciliation of EBITA to Net Earnings under GAAP as found in the table above.


TOTAL-PRE-RECORDED
MULTIMEDIA UNIT SALES
(in thousands)

[BAR CHART]


1998            488,700
1999            557,100
2000            537,600
2001            624,200
2002            637,000


REVENUE
(in $ thousands)


[BAR CHART]

1998            642,700
1999            645,500
2000            652,300
2001            831,700
2002            878,700




CASH FLOW
FROM OPERATIONS
(in $ thousands)

[BAR CHART]


1998             92,300
1999            136,200
2000             36,500
2001            105,900
2002            152,300


                                                                   cinram(1)2002

BY EVERY MEASURE - REVENUE, PROFITABILITY, CASH FLOW FROM OPERATIONS, AND EARNINGS PER SHARE - IT WAS A RECORDED YEAR FOR CINRAM.

[PHOTO]
LETTER TO SHARE

The Company's 2002 consolidated revenue reached an all time high of $879 million, up substantially from $832 million in 2001. The record performance in 2002 was the result of a number of factors, including higher revenue, improved product mix and higher gross margins. EBITA* reached $154 million, net earnings totaled $54 million and diluted earnings per share hit $0.98, all significant Company records. Furthermore, early in 2003 we increased the shareholder's quarterly dividend by 50%, from $.02 per share to $.03 per share.


THE YEAR OF DVD

One of the driving forces that led to the Company's exceptional results was the explosive growth of DVD. While we anticipated a strong year for DVD, its performance was beyond our expectations, as demonstrated by the format's 85% growth in revenue over 2001. Since manufacturing our first DVD in 1997 we have seen this format grow to 28% of Cinram's consolidated sales for the year 2002.

     According to the Consumer Electronics Association, shipments of DVD players in the United States increased 35% in 2002 to a record 17.1 million units sold. The phenomenal consumer acceptance of the format is being driven in part by the strategy of many Hollywood studios and mass merchandisers to price DVDs as a sell-through product, not only for theatrical releases, but also for other categories including television series. A strong lineup of hit releases throughout 2002 also supported the impressive growth.

     Cinram renewed an exclusive, multi-year DVD supply agreement in North America with a major Hollywood studio in 2002 and signed a new exclusive, long-term DVD supply agreement in the United States with another studio. We are currently working on a number of initiatives to increase DVD penetration in both North America and Europe. Based on our on-going efforts to secure new supply agreements to increase our DVD market share, and judging by the titles scheduled to be released during 2003, we expect that by the end of this year DVD sales will represent 40% of our revenue. To meet this growing demand, we will continue to make significant additions to our DVD capacity at our facilities in both North America and Europe.


THE ADDED VALUE OF DISTRIBUTION SERVICES

During 2002, we continued to implement cost reductions throughout all of our facilities in conjunction with streamlining our distribution operations and reducing manufacturing overhead costs. Supporting these efforts, we installed a state of the art distribution automation system in our Huntsville, Alabama facility, significantly reducing the time to pick product and strengthening and enhancing our ability to provide quick order turnaround times to service retailers.


*SEE RECONCILIATION OF EBITA TO NET EARNINGS ON PAGE 1.


cinram(2)2002

                                    [PHOTO]

on behalf of our clients. Additionally we invested in systems and infrastructure to broaden our range of distribution services in Canada. As a result of these initiatives, and supported by the growing shift to direct-to-retail, distribution services accounted for 8% of Cinram's 2002 revenue up from 5% in the previous year.

     World-class distribution capabilities allow us to differentiate ourselves from our competitors as we are able to provide complete turnkey services for our customers at a time when many studios and music labels are looking to refocus on their core business and outsource their logistics needs. While the actual manufacturing of a DVD is important, being able to have it distributed to thousands of retail outlets across the country within 24 hours of receiving the ship-to order is absolutely critical, as missing a ship date can be very costly to our customers and the entire supply chain. We believe, that due in part to our distribution efforts, one of our major customers received "Distributor of the Year" awards from both Target and Best Buy. A second major client received "Distributor of the Year" award from Trans World Entertainment.


AUDIO/ROM TREND CONTINUES

The Audio Rom segment of Cinram's business, which includes CD audio, CD-ROM and audio cassettes, performed as predicted, experiencing varying degrees of decline from last year.

     In 2002, the music labels began to refocus on promoting their artists and we saw the positive impact of that through strong fourth quarter CD sales. While audio CD sales for the year were down by 12% compared to last year, we anticipate smaller declines in this business as we move forward. Moreover, our distribution expertise allows Cinram to pursue and acquire new business opportunities with major record labels, as evidenced by the signing in 2003 of a major music label whereby Cinram will provide their distribution and warehousing services in addition to manufacturing services in Canada.

     Cinram is increasingly less dependent on CD-ROM, which accounted for 5% of revenue in 2002 compared to 7% in 2001. The same applies to audio cassettes, which accounted for 4% of revenue in 2002, compared to 6% in 2001.


                                   HOLDERS


THE FUTURE IS WORTH WATCHING

The Company's net cash surplus, which consists of cash and cash equivalents less bank operating loans and long-term debt, was $110.2 million at December 31, 2002 as compared to $42.4 million in the previous year. The increase in the cash balance is directly attributable to the Company's strong cash flow from operations during the year combined with prudent capital expenditures and an emphasis on working capital management. Given that DVD is now well established and represents a growing opportunity for Cinram, the Company anticipates its cash balances will increase by the end of the year.

     Our cash balance, combined with our ability to leverage our balance sheet, provides us with exceptional flexibility as we explore new growth opportunities in the near future.

     The DVD format represents the fastest growing opportunity for Cinram and potential for improved profits throughout 2003 and subsequent years. We do not believe that on-going technological advances such as video on demand through the Internet or cable pose an immediate threat to DVD sales. Just as the Company has anticipated and prepared for the arrival of DVD, Cinram will continue to adapt to any new technologies that may appear in the future, including high definition discs utilizing technology such as blue or red laser.

     We are in a strong financial position and the Company is moving forward as it has always done, with a conservative, steady approach to growth that will protect and enhance shareholder value in the years to come. We are continuing to explore opportunities while being prudent and selective. Cinram will only look at those opportunities that ultimately increase shareholder value.

     In closing, we would like to express our sincere gratitude to the many outstanding Cinram employees who have contributed to the Company's record performance in 2002. We would also like to emphasize our commitment to our very loyal customers and thank both our customers and shareholders for their continued confidence in Cinram. We are proud of our accomplishments this year, and look forward to meeting the challenges and opportunities of 2003.



/s/ISIDORE PHILOSOPHE                       /s/HENRI ABOUTBOUL
ISIDORE PHILOSOPHE                          HENRI ABOUTBOUL
CHIEF EXECUTIVE OFFICER                     NON-EXECUTIVE CHAIRMAN OF THE BOARD


          DVD ENTERTAINMENT REPRESENTS THE FASTEST GROWING OPPORTUNITY FOR CINRAM AND POTENTIAL FOR IMPROVED PROFITS GOING FORWARD


                                                                   cinram(3)2002

                                    [PHOTO]

     SHIPMENTS OF DVD PLAYERS INCREASED 35% IN 2002 TO A RECORD 17.1 MILLION. A TOTAL OF 2.3 MILLION UNITS WERE SHIPPED IN DECEMBER ALONE, A 25% INCREASE FROM DECEMBER 2001. ANNUAL SHIPMENTS ARE EXPECTED TO REACH 20.1 MILLION IN 2003. CONSUMER ELECTRONICS ASSOCIATION

                                     OPERA


     THE DVD PHENOMENON

     According to the DVD Entertainment Group, 33 million US households now own a DVD player and within 7 years, DVD is expected to be in more than 90:% of homes, a feat that took the VCR 25 years to accomplish. DVD players are the fastest growing new consumer electronic product in the marketplace. What's driving this growth? DVDs deliver a superior picture resolution and sound, ideal for consumers' growing preference for home theatre systems and high definition flat and plasma screens. As well, the price point of DVD players is becoming increasingly affordable. These factors contributed to shipments of DVD players increasing 35% in 2002 to a record 17.1 million. A total of
     2.3 million units was shipped in December alone, a 25% increase from December 2001. In 2003, annual shipments are expected to reach 20.1 million.

          While an opening weekend at the box office is important for most films, it is now the VHS and DVD market that determines whether or not they are profitable. Further, the major studios are pricing DVDs as a sell-through product, not only for theatrical releases, but also for other categories such as television series. This strategy is making DVDs more of an impulse purchase, and is fueling the trend for people to purchase rather than rent DVDs.

     HOME VIDEO SEGMENT - THE DRIVER OF GROWTH

     In 2002, a significant increase in DVD unit shipments combined with increased distribution services, a less-than-anticipated decline in VHS, and a growing clientele, enabled Cinram to deliver a record performance. Revenue from the Company's Home Video segment, which includes DVD and VHS video cassettes, increased to $539 million in 2002 from $478 million the previous year.

          Cinram has continuously demonstrated an ability to evolve with changes in technology and consumer preferences. This year was a dramatic validation of our approach as the shipments of DVDs reached 144 million units, nearly equaling the 148 million units of VHS. We expect the extraordinary appeal of DVDs to more than offset the gradual decline in the VHS market, which was less than expected this year due to several factors, including the release of several children's films - a genre still strong in VHS.

          Cinram's record performance was also driven by the renewal of an exclusive multi-year DVD supply agreement in North America with a major Hollywood studio. We also signed an exclusive, long-term DVD supply agreement in the United States with another leading studio and early in 2003 signed an exclusive DVD supply agreement in Canada. This business provides Cinram with a significant foundation to build on in 2003 and beyond.


cinram(4)2002

                                    [PHOTO]


                THE DVD PHENOMENON     HOME VIDEO SEGMENT

                   STRENGTHENING HOME VIDEO CAPABILITIES        MAIN MENU

      % OF CONSOLIDATED SALES               2002           2001
     -----------------------------------------------------------
      DVD                                    28%            16%
      VHS                                    32%            40%

     STRENGTHENING HOME VIDEO CAPABILITIES

     Cinram operates 10 major facilities, six in North America and four in Europe. Capital expenditures were $69 million in 2002, related primarily to increasing our DVD capacity and distribution capabilities in all regions.

          In the United States we invested $10 million in distribution automation equipment at our DVD and VHS facility in Huntsville, Alabama. It is now one of the most technologically advanced, highly automated facilities of its kind in the world. In Canada, we completed a major centralization of our distribution capabilities in a new facility, as well as making significant hardware and system upgrades. Cinram's joint venture operation in Mexico also saw the addition of new DVD manufacturing capabilities to meet the growing demand for DVD in that region. In Europe, we invested in our future growth opportunities by adding DVD capacity in France. Our strategy continues to be centered around soliciting DVD contracts in this competitive marketplace.

          Increasing our distribution capacity to meet the growing consumer demand for the DVD entertainment medium is critical to our strategy moving forward. Central to this strategy is ensuring that we can promptly fulfill customers' orders especially during peak season. Cinram will continue to invest in its facilities to achieve greater capacity and efficiencies and plans are underway to significantly expand our DVD capacity in 2003.

     WITH OVER 18,000 DVD TITLES AVAILABLE PRESENTLY, AND IN EXCESS OF 100 TITLES BEING ADDED EACH WEEK - AND WITH DVD PLAYERS INSTALLED IN EXCESS OF 40% OF ALL US HOMES - THE FORMAT IS WELL POSITIONED AS A SIGNIFICANT PART OF THE HOME ENTERTAINMENT ARENA.


                                                                   cinram(5)2002

                                     [PHOTO]

                                      OPERA


     DISTRIBUTION PROVIDES COMPETITIVE ADVANTAGE

     Cinram's distribution services accounted for 8% of revenue in 2002, an increase from 5% in 2001. Offering the added value of distribution services provides us with a clear and demonstrable competitive advantage, allowing our customers to focus on their core business while we take care of logistics. The effectiveness of this strategy for our clients was demonstrated in 2002, with Target bestowing one of our major North American DVD clients its coveted "Distributor of the Year" award for 2002. Distribution will continue to be a key service offering in securing new replication and duplication contracts.

          Further, as distribution becomes increasingly important to our customers - and increasingly complex as retailers require just in time delivery to manage their shelf space more effectively - we identified transportation management as an important complementary service that further improves Cinram's vertical integration. In 2002, we laid the groundwork to offer transportation procurement and planning solutions to provide an advanced provisioning service that will allow our customers to save significantly on their freight costs and better execute their freight requirements.

     THE NEXT WAVE

     We are already anticipating the next wave of technology, which will be a high-definition, high-density disc format incorporating innovations such as blue laser. We envision it being used to hold multiple formats of the same movie - such as wide-screen and regular screen with special commentary - all on one side of one disc. It may also be used for the presentation of numerous episodes of a TV series. However, this technology is not expected to have any significant market share in North America for another five years and we anticipate DVD will continue to be the predominant format for most of this decade.

     AUDIO/ROM SEGMENT - AN ANTICIPATED DECLINE

     Cinram's Audio ROM segment, which includes audio CD, CD-ROM and audio cassettes, experienced an anticipated decline in revenue to $241 million from $288 million in 2001,and now represents 27% of consolidated sales, down from 35% in the prior year.

          CD-ROM represents a very small portion of Cinram's business, accounting for just 5% of revenue as compared to 7% in 2001. Volumes declined overall by 17% compared to last year as most CD-ROM software updates now lend themselves to Internet distribution. Mexico was an exception and saw its CD-ROM revenues increase, due to the signing of an exclusive supply agreement.


cinram(6)2002

                                     [PHOTO]

        DISTRIBUTION'S COMPETITIVE ADVANTAGE    THE NEXT WAVE

        Audio/ROM SEGMENT       THE OUTLOOK FOR CDs      I.T. PROTECTS


                                      TIONS                         continued


          Cimran's audio cassette business has also continued to decline in line with the overall industry, and we expect to consolidate audio cassette production facilities in 2003 to address this reality.

     % OF CONSOLIDATED SALES               2002           2001
     ----------------------------------------------------------
     CD-ROM                                  5%             7%
     AUDIO CASSETTE                          4%             6%
     CD                                     18%            22%

     THE OUTLOOK FOR CDs

     While audio CD unit sales declined 9% worldwide in 2002, driven by such factors as music downloading from the Internet and CD-R burning, Cinram achieved a better-than-industry average in its market with a decline of just 5%. Contributing to our stronger than expected showing this year was a resurgence of CD sales in the third and fourth quarter, as our record label customers placed a greater emphasis on promoting their artists and packaged CD products with value-added items such as DVDs, concert tickets, contests and bonus discs.

          Sony offered the first compact disc players for sale in Japan back in 1982. Now, over 20 years later, CD still represented 23% of Cinram's consolidated sales in 2002, which speaks to the enduring nature of this medium. Moving forward, we expect to experience a gradual decline in the CD market.

          Cinram signed its first distribution agreement with a major music label in early 2003. This is an exciting opportunity, as it allows us to transfer our expertise in the DVD and VHS direct-to-retail distribution business and successfully apply it to the music distribution business, which has traditionally been a two step distribution model. As other music labels focus more on core activities around content, they too will likely outsource their distribution requirements, which will present new opportunities for Cinram in 2003 and beyond.

     INFORMATION TECHNOLOGY PROTECTS OUR CUSTOMERS

     We are extremely cognizant of our customers' requirements relative to data protection and business interruption planning. Towards that end, we took several steps in 2002 to develop a physical model which allows us to effectively support all of our major customers should there be an unforeseeable business interruption. We centralized our physical IT operation in Canada and did all the preparatory work to have a first-class data disaster recovery system and complete supply chain recovery solution in place for 2003.


                                                                   cinram(7)2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2002.

          Certain statements contained in the following Management's Discussion and Analysis of Financial Condition of Operations, and elsewhere in this annual report, including without limitation, statements containing the words "believes", "anticipates", "estimates", "expects", and words of similar import, constitute forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risk and uncertainties which could cause actual results to differ materially from those anticipated in these forward looking statements.

     GENERAL

     Cinram International Inc. (Cinram) is one of the world's largest independent providers of pre-recorded multimedia products, and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes prerecorded DVDs, VHS video cassettes, audio CDs, music cassettes, and CD-ROM, for motion picture studios, music labels, publishers and computer software companies around the globe. Since its inception, the Company has continuously demonstrated its ability to evolve with changes in technology and consumer preferences.


     FISCAL 2002 COMPARED TO FISCAL 2001

     - OVERVIEW

     2002 was a record year for Cinram in many respects. The Company's revenue, net earnings, and earnings per share all reached record highs, driven primarily by the rapid consumer growth of the DVD format, coupled with Cinram entering an exclusive multi-year contract to provide DVD replication services with another studio.

          Capital expenditures during 2002 were dedicated towards adding DVD capacity required to meet consumer demand for this product in both North America and Europe. This added capacity resulted in higher margins as the Company increased its ability to manufacture DVD orders in house, while simultaneously increasing production efficiencies. DVD revenue increased 85% over the prior year, and represented 28% of 2002 revenues, as unit sales increased significantly in the United States, and to a lesser extent in Canada and Europe.

          While the Company's growth during 2002 was mostly attributable to the consumer acceptance of the DVD format, distribution services also played an important role in Cinram's revenue gains. Distribution services revenue increased 70% over the prior year, and represents 8% of consolidated sales, as the Company achieves "one-stop shop" status, capable of meeting customers' extensive manufacturing and distribution requirements.

          While increasing consumer demand for DVDs and distribution services fuelled the Company's growth, these gains were partially offset by declining revenues from CDs (both music and ROM), VHS cassettes and audio cassettes. The decline in CD revenue was the result of a lack of new releases in the first part of the year, as record labels developed their value added packaged goods strategy which proved very successful in the fourth quarter. Downloading from the internet and CDR burning continues to be a factor in the gradual decline in CD sales. However, the value added packaged goods strategy on the part of the labels is helping to rebuild their market share. Meanwhile, the decrease in video cassette sales was consistent with industry performance for this format, and was more than offset by the growth in DVD sales.

          During 2002, the Company's financial position strengthened significantly, ending 2002 with a net cash surplus, consisting of cash and cash equivalents less bank operating loans and long-term debt, of $110.2 million as compared to $42.4 million at the end of 2001.

     - REVENUE

     2002 revenue increased 6% to $878.7 million from $831.7 million. The increased popularity of the DVD format accounted for $112.9 million in incremental revenue, partially offset by a decline of $55.0 million in VHS video cassette revenue, combined with a $33.1 million decline in CD revenue and a $13.1 million decline in audio cassette revenue. Consistent with prior years, the Company experienced declining selling prices for all media formats.

     - GEOGRAPHIC SEGMENTS NORTH AMERICA

     North American revenue increased 8% to $641.3 million from $592.4 million in 2001. DVD revenue was $237.4 million, up 84% from $128.9 million in the prior year. DVD unit volume continued to increase, partially offset by the decline in average selling price.

          Distribution revenue increased 54%, to $54.7 million from $35.5 million in 2001, as customers increased their dependence on Cinram for their distribution services.

          Audio CD revenue decreased to $120.2 million in 2002, down from $135.5 million in 2001, the result of a temporary lack of major music releases during the first half of the year. CD-ROM revenue decreased to $27.3 million, down from $36.8 million in 2001, the result of a soft Internet Service Provider (ISP) market and the continued use of the Internet for software distribution.


cinram(8)2002

[PHOTO]

        Cinram's audio cassette unit shipments decreased 30% during the year, consistent with industry performance. As a result, early in 2003, Cinram's Canadian operations transferred its audio cassette business to the facility located in Richmond, Indiana. This transfer will provide the Canadian facility with the necessary space to accommodate the expansion of DVD replication.

EUROPE

European revenue decreased 1% to $237.4 million, down from $239.3 million in 2001, as declining VHS and CD revenue in Europe slightly offset the growth in DVD shipments and distribution services revenue. Although growing, DVD revenue remains insignificant relative to VHS video cassette revenue. CD revenue declined 12% compared to the prior year, led by a 9% decrease in unit shipments, combined with declining selling prices. European revenue represented 27% of consolidated sales in 2002, down from 29% in 2001.

        In terms of individual countries, France represented 58% of European revenue, an increase from 53% in the prior year, led by growing DVD revenue, combined with higher distribution revenues. In the U.K., 2002 revenue decreased by 11% and represented 30% of European revenue, down from 33% in the prior year. Given that the U.K. is primarily dependent on VHS video cassette sales, this revenue decrease is consistent with industry performance for this format. In the Netherlands, where Cinram manufactured VHS videocassettes and audio cassettes, 2002 revenue decreased by 12% and represented 12% of European revenue, compared to 14% in the prior year. Early in 2003, as part of Cinram's restructuring efforts in Europe, the Company completed the sale of shares of Cinram Nederland B.V.

- INDUSTRY SEGMENTS

The Home Video segment, including DVD and VHS video cassette sales, increased to $539.2 million in 2002, up from $477.5 million in 2001, and represents 61% of consolidated revenue. While VHS sales decreased to 33% of consolidated revenue, as compared to 42% in the prior year, DVD sales increased to 28% of consolidated revenue, up from 16% in 2001. The Company expects the Home Video segment will continue to drive revenue growth in 2003.

        Cinram's Audio/ROM segment, consisting of audio CDs, CD-ROM and audio cassette, generated 2002 revenue of $241.3 million, as compared to $287.5 million in 2001. This segment accounted for 27% of consolidated revenue, down from 35% in the prior year, due primarily to the decline of the audio CD and CD-ROM markets, combined with the rapid growth of the Home Video segment.


TOTAL ASSETS BY REGION

(in $ thousands)

[BAR GRAPH]


        Cinram's audio cassette sales declined to $33.8 million in 2002, down from $46.9 in 2001. The audio cassette format represented 4% of consolidated revenue, compared to 6% in the prior year.

        Distribution services revenue (included in "Other Segment") increased to $72.2 million in 2002, compared to $42.4 million in 2001. The Company anticipates that distribution related revenue will continue to increase, as the Company further enhances its "one-stop shop" for major customers.

- GROSS PROFIT

Gross profit increased by $38.5 million to $159.5 million in 2002, up from $121.0 million in 2001. As a percentage of revenue, gross profit increased to 18%, compared to 15% in 2001, as the Company realized efficiencies from the installation of distribution automation equipment in Huntsville, combined with an improved product mix and lower raw material costs. Furthermore, the Company added significant DVD capacity during 2002, thereby increasing its ability to manufacture DVD orders in house.

        Amortization expense, including the write-down of the carrying value of capital assets, was $79.6 million in 2002, consistent with 2001. While depreciation expense on DVD equipment increased by over 100%, CD and video cassette depreciation declined by 18% and 8% respectively. Furthermore, during 2002, the Company amended the estimated useful life of the manufacturing equipment used in the production of VHS video cassettes and CDs as a result of changing technologies. The impact of the change is a reduction in useful life of the manufacturing equipment from a range of three to ten years to a range of three to five years.


                                                                   cinram(9)2002

MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]

- SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $81.0 million from $78.9 million in 2001. This increase was primarily due to costs associated with ongoing discussions with various parties regarding mutually beneficial business opportunities.

        As a percentage of sales, selling, general and administrative expense was consistent with the prior year at 9%.

- GOODWILL

As a result of recent changes enacted by the Canadian Institute of Chartered Accountants with respect to accounting for Goodwill and Other Intangible Assets, the Company assessed whether goodwill was impaired as of January 1, 2002, by determining the fair value of its reporting units and comparing that to the carrying amounts of those units. During the second quarter of 2002, the Company completed the transitional goodwill impairment assessment and determined that no impairment of goodwill existed. This assessment was updated at December 31, 2002 and it was determined that no impairment existed at December 31, 2002. In accordance with the new standards, the Company did not record goodwill amortization for 2002, whereas the prior year results include goodwill amortization of $2.1 million. As of December 31, 2002, the Company had $6.8 million of goodwill remaining on its balance sheet, of which $3.1 million related to the home video segment and $3.7 million related to the Audio/Rom segment.

INTEREST EXPENSE
Interest expense declined to.$5.2 million in 2002 compared to $9.6 million in 2001. This was principally due to the significant amount of debt repaid at the end of 2001, thereby reducing the outstanding debt balance during 2002, combined with tower interest rates.

- INVESTMENT INCOME

In 2002, investment income increased slightly to $4.5 million, from $4.4 million in 2001, as higher cash balances were partially offset by lower interest rates.

- UNUSUAL ITEMS

For the year ended December 31, 2002, the Company recorded unusual charges of $2.3 million. During 2002, as part of the Company's restructuring efforts in Europe, management entered an agreement to sell the shares of Cinram Nederland B.V. While the agreement was reached during 2002, the actual sale did not close until January 2, 2003. As part of the transaction, management reviewed the carrying value of its capital assets in the Netherlands, resulting in the write down of capital assets to their net recoverable amount. As a result of this transaction, management also determined that certain restructuring provisions recorded in prior periods were no longer necessary as the headcount reductions originally anticipated and provided for, did not materialize.

- INCOME TAXES

The Company's effective tax rate for the year was 28.6%, lower than the Company's basic statutory tax rate of 38.6%, as the Company benefited from lower tax rates in several jurisdictions, combined with the utilization of certain loss carry-forwards not recorded in prior periods. Accordingly, the pre-tax income of $76.3 million was reduced by $21.8 million in tax expense, resulting in net income of $54.5 million.

        Please refer to Note 10 to the consolidated financial statements for additional information regarding the Company's effective tax rate.

FISCAL 2001 COMPARED TO FISCAL 2000

- OVERVIEW

2001 was a year of improved performance as the Company's revenue and earnings were positively affected by the growth in the DVD format, and to a lesser extent increased shipments of VHS video cassettes. Many believed DVD to be the consumers' next format of choice, and unit sales of this product increased significantly in the United States, and to a lesser extent in both Canada and Europe. Revenue from audio CDs increased by 9% over prior year levels. These gains were partially offset by a decline in CD-ROM revenue resulting from industry over capacity combined with a decline in Internet Service Provider
(ISP) business. In addition, the Company experienced declining selling prices for all media formats.

        In terms of revenue, 2001 was a rewarding year with increases stemming from the supply agreements for DVD and VHS videocassette manufacturing and distribution. Also in 2001, Cinram results reflected a full year of production from the CD facility in France, acquired in late 2000, which provided Cinram with market share and a foundation for CD and DVD growth in Europe.

        The Company continued to streamline operations in 2001, a trend that continued in 2002. In early 2001, Cinram closed its facility in Anaheim, California as part of a $51.7 million restructuring charge, announced in December 2000. Cinram also centralized its European CD and DVD manufacturing in the Louviers, France facility.

        With respect to revenue, Cinram's North American business grew, largely from VHS and DVD. CD-ROM revenue declined across the industry, due mainly to a stagnant PC market, the continued use of the Internet cinram(10)2002

[PHOTO]

SALES BY PRODUCT
(in $ thousands)

[BAR GRAPH]

SALES BY REGION
(in $ thousands)

[BAR GRAPHIC]

for computer software distribution and the decline in the ISP market.

        Audio CD sales also fell below expectations due largely to a fairly poor year for hit releases.

        As of December 2001, the Company's financial position remained fundamentally strong with a cash surplus, consisting of cash and cash equivalents less bank operating loans and long-term debt, of $42.4 million as compared to $0.5 million at the end of 2000.

- REVENUE

2001 revenue increased 28% to $831.7 million from $652.3 million. The November 2000 acquisition of a CD facility in France, combined with the North American DVD and VH5 supply agreements accounted for $228.3 million in incremental revenue. Organic revenue declined due to pricing pressures combined with a lack of hit releases for music CD and lower CD-ROM sales.

        In 2001, consolidated multimedia unit shipments increased 16% from the prior year, while average selling prices for all media formats decreased compared to 2000. Annual price decreases for all media formats have been the trend for the Company throughout its history.

- GEOGRAPHIC SEGMENTS
NORTH AMERICA

North American revenue increased 23% to $592.4 million from $482.1 million in 2000. VHS revenue, driven by the Company's recent contract signings, was $195.3 million, up 47% from $133.2 million in prior year.

        DVD revenue increased 257%, to $128.9 million from $36.1 million in 2000. DVD unit volume continued to increase, but was partially offset by the decline in average selling price.

        Audio CD revenue decreased to $ 135.5 million in 2001, down from $162.8 million in 2000. This decline was due to a lack of major music releases during the year. CD-ROM revenue decreased to $36.8 million from $73.6 million in 2000.

        In terms of the North American audio cassette market, unit shipments for Cinram increased slightly. During 2001, another major music label shifted a significant amount of their audio cassette requirements to Cinram to better allow them to focus on their core business. This allowed Cinram to reduce the rate of decline of this format while ensuring that this business segment continues to contribute to Cinram revenues and profitability.

EUROPE

2001 revenue in Europe was $239.3 million, a 41% increase from $170.2 in 2000.

        Excluding the revenues associated with the acquisition of the CD manufacturing plant in France in late 2000, revenue for Europe increased 4% from prior year levels.

        DVD unit shipments increased in Europe, although DVD revenue remained insignificant relative to VHS video cassette revenue.

        Both VHS shipments and the corresponding revenue increased marginally in Europe, as shipments to major video customers remained strong. In terms of individual markets, the U.K. generated the majority of European video cassette revenues, with unit shipments up 8%. This was offset by lower videocassette shipments in both France and the Netherlands.

        During 2001, audio cassette unit shipments decreased compared to the prior year, in line with industry performance for this format.

 - INDUSTRY SEGMENTS

The Home Video segment increased sharply in 2001 to $477.5 million, an increase from $317.2 in 2000. VHS cinram(11)2002

MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]


represented 42% of consolidated revenue in 2001, as compared to 43% in the prior year. DVD represented 16% of consolidated revenue in 2001, increasing from 6% in 2000.

        Cinram's Audio/ROM segment, consisting of audio CDs, CD-ROM and audio cassette, generated 2001 revenue of $287.5 million. This accounted for 35% of consolidated revenue, down from 48% in the prior year, due in large part to the decline of the CD-ROM market, combined with the rapid growth of the home video segment.

        Cinram's audio cassette sales reflected the entire market's decline. Despite an increasing market share, sales declined to $46.9 million, down from $51.5 million in 2000. Audio cassette represented 6% of consolidated revenue, compared to 8% in 2000.

        Distribution services revenue (included in "Other Segment") was $42.4 million in 2001, compared to $17.1 million in 2000. The Company anticipated that distribution related revenue would continue to increase, as the Company further enhanced its "one-stop shop" for major customers.

- GROSS PROFIT

Gross profit was higher across all regions, having increased by $17.4 million, from $103.6 million in 2000 to $121.0 million in 2001. Expressed as a percentage of revenue, gross profit decreased to 15%, compared to 16% in 2000. This was due to lower selling prices for all media formats.

        The Company partially offset lower selling prices for all formats through lower raw material costs combined with improved labour and overhead efficiencies. In 2001, Cinram benefited from a lower labour and overhead cost per unit as the Company increased total unit shipments, without a corresponding increase in employees and factory related overhead expenses. This was accomplished by consolidating the number of outside warehouses in the United States combined with the closure of our facility in California early in 2001.

        Amortization expense and the write-down of the carrying value of capital assets was $79.5 million in 2001, compared to $88.9 million in 2000. Excluding the accelerated write-down of capital assets in 2001, amortization expense increased to $66.9 million, from $57.8 million in 2000.

- SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $78.8 million from $77.0 million in 2000. Excluding the November 2000 acquisition of the facility in France, selling, general and administrative expenses decreased to $71.5 million. As a percentage of sales, selling, general and administrative expenses decreased to 9%, compared to 12% in the prior year. During 2000, the Company incurred one-time costs associated with key strategic contracts in North America.

- GOODWILL

Goodwill amortization decreased to $2.1 million from $5.1 million in 2000. As of December 2001, the Company had $6.8 million of goodwill remaining on its consolidated balance sheet, down from $39.8 million three years ago.

  - RESEARCH AND DEVELOPMENT

  With the closure of the Company's plant in California in February 2001, Cinram's research and development expenditures decreased from the prior year, with costs of $0.1 million for 2001, compared to $1.7 million in 2000. The majority of the Company's investment in research and development in past years was directed at increasing efficiency in DVD manufacturing. In recent years, there has been a consolidation of equipment manufacturers for the optical disc industry and these companies now provide more advanced and highly efficient equipment, reducing Cinram's necessity to spend significant funds on R&D activities.

-INTEREST EXPENSE

Interest expense declined to $9.6 million in 2001 compared to $18.2 million in 2000. This is principally due to the significant amount of debt repaid over the past two years, combined with lower interest rates. During 2001, the approximate average debt balance decreased to $110.6 million as compared to $210.1 million in 2000.

- INVESTMENT INCOME

In 2001, investment income declined to $4.4 million, from $16.7 million in 2000, as the Company used surplus cash balances to pay down long-term debt.

- UNUSUAL ITEMS

Over the past three years, the Company has recorded restructuring charges totaling $78.2 million. Of this total, $14.5 million related principally for employee severance and other contract cancellation costs, $49.3 million related to the write-down of capital assets and $14.4 million related to the write-down of goodwill, based on reductions in estimated future cash flows.

        In 1999, restructuring charges of $30.5 million were recorded relating to a plant closure and the associated employee severance costs, combined with a write down of capital assets and goodwill.

        During 2000, management continued the restructuring of its operations. This resulted in the cinram(12)2002

[PHOTO]


Company recording a restructuring charge of $51.7 million, principally for plant closures, the associated employee severance and other contract cancellation costs combined with a further write-down of capital assets and goodwill.

        During 2001, the planned closure of a U.S. plant and write-down of equipment was completed. The next phase of the restructuring plan, which involved a plant closure of one of the European facilities, was not completed by December 31, 2001. Consequently, those portions of the 2000 accrual which had not been expended were cancelled and $16.6 million was applied to reduce the 2001 charge against earnings.

        The 2001 restructuring charge totaled $12.6 million and related primarily to a write-down of the carrying value of capital assets at the facility in Alabama to their net recoverable value.

- INCOME TAXES

The Company's effective tax rate for the year was 34.8%. There were two offsetting factors contributing to the tax rate being below the Company's statutory tax rate of 41.8%. The Company benefited from lower tax rates in certain jurisdictions, which helped reduce the tax rate. This was partially offset by losses incurred at our European subsidiaries, which were not tax affected, as there is no certainty that these losses will be utilized. Accordingly, the pre-tax income of $36.4 million was reduced by $12.7 million in tax expense, resulting in net income of $23.7 million.

        Please refer, to Note 10 to the consolidated financial statements for additional information regarding the Company's effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2002, cash and cash equivalents totaled $164.2 million, up from $91.9 million at December 31, 2001. The increase in cash and cash equivalents during 2002 resulted primarily from cash flow generated through operations. This was partially offset by capital expenditures totaling $69.3 million, primarily relating to the addition of DVD capacity, and automation equipment used for distribution services.

        Overall, the net cash surplus, which consists of cash and cash equivalents less bank operating loans and long-term debt increased to $110.2 million at December 31, 2002 from $42.4 million at December 31, 2001.

        The Company's working capital position at December 31,2002 increased to $186.1 million, up from $121.4 million in the prior year, reflecting the Company's improved operating results.

GROSS PROFIT
(in $ thousands)

[BAR GRAPH]

        Capital expenditures in 2002 totaled $69.3 million, compared to $80.3 million in 2001. In both North America and Europe, DVD capacity and distribution automation equipment were added during the year to accommodate customer demand for these products and services.

        During 2002, Cinram secured a $35.0 million, one year revolving credit facility in Canada, consisting of a $25.0 million revolving line of credit, secured by a general security agreement over all assets of the company located in Canada, combined with a $10.0 million demand, non-revolving loan with a first charge over capital assets. Also in 2002, Cinram secured a two year US$25.0 million credit facility in the United States, secured by a general security agreement over all property of the Company located in the United States. Cinram is required to maintain certain financial ratios under both credit facilities.

        In June 2002, Cinram expanded its asset backed lending facility to take advantage of lower interest rates being offered, resulting in proceeds of US$14.9 million for the Company, secured by capital assets at our Huntsville, Alabama facility.

        Cinram believes that cash flow from operations, together with existing cash on hand and available credit facilities wilt be more than sufficient to cover working capital, planned capital spending and debt servicing.

        Cinram does not have any off balance sheet financing activities. All of Cinram's debt and future commitments are disclosed on the balance sheet, as well as in notes 5 and 6 to the December 31, 2002 consolidated financial statements.





                                                                  cinram(13)2002

RISKS AND UNCERTAINTIES

While Cinram continues to believe that the internet does not currently pose a serious threat to the Company, the Company recognizes that as technology advances, the internet may become a legitimate distribution channel.

     Prices continue to drop across all product lines, with an emphasis on new product lines, and in particular DVD. This is caused by a large number of companies bidding on a few "major" theatrical contracts. The products as they reach maturity tend to see less of a price decline. To date, the Company has been able to offset these declining prices by increasing production volumes and improving efficiencies.

     The drop in demand for Cinram's products remains a risk, as does the potential loss of major customers. In 2002, approximately 52% of revenue was derived from the Company's two largest customers, compared to 53% in 2001. Also in 2002, the largest customer accounted for 37% of consolidated revenue, up from 32% in 2001.

     The Company's future depends in part on its ability to capitalize on the widespread market acceptance of DVD along with peripheral services such as distribution. Long-term success for Cinram continues to depend in part on the Company's ability to invest in new technologies as customers make the transition from existing formats to those that are emerging. Finally, the Company's success is in part dependent upon reducing costs by centralizing manufacturing facilities and automating existing processes.

STRATEGIES FOR MANAGING OPERATIONAL RISK

The Company will continue to explore alternative revenue sources, such as expanding its distribution capabilities and finding new product lines to distribute. Cinram has secured the first direct-to-retail contract for a music CD customer in Canada during 2003 with expectations that more customers will follow.

     The industry continues to face consolidation, due to price pressure and excess capacity across the industry. While consolidation presents the risk of losing established customers to competitors, it likewise provides growth opportunities as firms merge and expand. Cinram plans to actively pursue more long-term supply agreements to offset potential business loss and minimize this risk.

     Integration of services and IT systems has become increasingly essential to providing customers with timely and accurate information. Cinram continues to address this issue by constantly upgrading technologies and implementing proprietary software to increase efficiency and provide a global, integrated customer solution.

The Company believes its distribution capabilities are an essential business differentiation, and will continue to leverage this through increased service levels at all points.

     The potential rise in the cost of raw materials can potentially have an impact on future gross margins. In those instances where material price fluctuations cannot be passed through to the customer, Cinram's purchasing power creates benefits through economies of scale that help offset this risk. Furthermore, given that material costs are only one of the components in the cost of manufacturing DVDs and CDs, Cinram should be able to absorb the impact of rising material prices without a significant impact on gross profit.

CHANGING TECHNOLOGIES

Current Internet capabilities do not provide the quality, bandwidth and security associated with existing media such as VHS, DVD or CDs, especially for video content intended for home entertainment.

     One possible threat to the Company's business is Video on Demand (VOD). Currently VOD is not viewed as a significant threat as there is a relatively small user base, and the product offering is currently limited. The majority of consumers purchase physical product because they appreciate the convenience, the shopping experience, the pride of ownership, the building of libraries and the value added products that can only be acquired with a packaged good.

FINANCING AND INVESTMENTS

Cinram's continued manufacturing in foreign markets means continued exposure to the risk of foreign currency fluctuations.

     The Company maintains a conservative investment strategy whereby all cash and cash equivalents are invested in highly liquid money market type instruments. All investments are purchased on the basis that they can be sold expeditiously when the funds are required, with no discount to market.

OUTLOOK

STAYING COMPETITIVE

The Company is now realizing the benefit of the expansion of the Huntsville facility, which began at the end of 2000, and carried on into mid 2002. Early in 2002, satellite warehouses were consolidated under one roof, thereby reducing overhead costs and increasing efficiencies. As the product mix moves rapidly towards DVD, the Company is capitalizing on its investment in sophisticated replication equipment, and the automation of its distribution services.

cinram(14)2002

LEVERAGING DVD GROWTH

Cinram has seen the demand for the DVD format grow significantly in North America during 2002. Given the significant industry growth rate in the United States, this trend is expected to continue in 2003 and beyond. In the United States, DVD players' installed base increased from 25 million households in 2001 to 40 million households in 2002, with an anticipated base of 55 million in 2003, according to industry sources. With total DVD sales of $20 billion in the United States last year, DVD now represents 57% of home video spending.

     DVD is also becoming more prominent and widely accepted in Europe. DVD capacity was added in North America and Europe during 2002 to accommodate increasing demand in those regions. Cinram's facility in Huntsville, Alabama has been expanded to 1.2 million square feet, and is now the flagship location for Cinram's DVD operations in North America.

     The versatility of the DVD format continues to expand the home video market as applications such as television (TV) series on DVD gain in popularity. The Simpsons, which was the top selling VHS TV series for Twentieth Century Fox Home Entertainment with 200,000 units sold, has seen over 1 million units of the first season sold on DVD.

     The Company expects 2003 to be a very solid year in terms of new releases, which is also a key driver of home video revenue.

VALUE ADDED SERVICES

Cinram continues to offer one of the most complete product and service offerings in the industry. With complex logistics becoming increasingly prevalent, Cinram's distribution capabilities have become even more crucial in satisfying the challenging needs of existing customers and are a key driver of Cinram's future business development.

     Cinram's global IT systems also continue to be a key asset in driving new business. This has allowed the Company to use its facilities more efficiently by providing online real time information to its customers.

OVERALL

As the rapid growth of DVD has far outpaced any other audio/video format, the Company continues to be optimistic about the growth of the DVD format, along with the infrastructure the Company has developed for distribution services. The Company has focused its investment on these products and services. The Company is confident that the record results in 2002 prove that Cinram's experienced management team understand the market place and is continuously moving the Company forward towards new opportunities.

     Cinram will continue to seek new opportunities that strengthen the Company's market share and develop new revenue streams in new markets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of depreciable assets, and the recoverability of capital asserts and goodwill, using estimates of future cash flows. Actual results could differ from those estimates.

RECENT ACCOUNTING DEVELOPMENTS

HEDGING RELATIONSHIPS:

In November 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"), and in November 2002, the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effective on or after January 1, 2004. Effective January
1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guideline on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, upon adoption of the standard.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS:

In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", and revised Section 3475, "Disposal of Ling-Lived Assets and Discontinued Operations".

     Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of ling-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to cinram(15)2002
be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Revised Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Revised Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Revised Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprised operations and cash flows that can be clearly distinguished from the remainder of the Company, and changes the timing of recognizing losses on such operations.

     The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company intends to adopt these standards as of January 1, 2003. The Company expects the adoption of these standards will not have a material impact on its balance sheet, results of operations or cash flows.

DISCLOSURE OF GUARANTEES:

In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company will comply with this new requirement in its consolidated financial statements, effective January 1, 2003 The Company expects the adoption of this guideline will not have a material impact on its balance sheet, results of operations or cash flows.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES (INCLUDING COSTS INCURRED IN A RESTRUCTURING) AND SEVERANCE AND TERMINATION BENEFITS:

In March 2003, the Emerging Issues Committee (the "Committee") released EIC-134, Accounting for Severance and Termination Benefits ("EIC-134"), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) ("EIC-135").

     EIC-135 supersedes EIC-53, Lessee's Accounting for Costs of Leased Property no longer of use to the lessee and EIC-60, Liability Recognition for Costs to Exit an Activity (Including Certain costs Incurred in a Restructuring) and EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook
Section 3461, Employee Future Benefits.

     EIC-134 and EIC-135 amend the timing of the recognition of a liability for costs associated with an exit or disposal activity and establish fair value as the objective for initial measurement of liabilities related to exit or disposal activities.

     The EICs are to be applied to costs and termination benefits associated with exit or disposal activities initiated after March 31, 2003. The Company is currently assessing the impact the new standards will have on its balance sheet, results of operations and cash flows.



cinram(16)2002

MANAGEMENT'S RESPONSIBILITY
                FOR FINANCIAL REPORTING


The Company's management is responsible for the information in this annual report and for the preparation of the financial statements. The financial statements have been prepared in accordance with Canadian general accepted accounting principles and include estimates considered necessary by management to fairly and consistently present the consolidated financial position of the Company.

     Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reliable for preparing financial statements.

     The Board of directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee. The Audit Committee, composed of three outside directors, meets with the independent auditors and reviews the consolidated financial statements prior to submission to the Board for approval.


/S/ LEWIS RITCHIE
Lewis Ritchie
Chief Financial Officer
February 21, 2003


cinram(17)2002

AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Cinram International Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December
31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP
-----------------

Chartered Accountants

Toronto, Canada
February 21, 2003



cinram(18)2002

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of Canadian dollars]



======================================================================================================================
Years ended December 31,                                                                   2002                  2001
----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                         $  164,216            $  91,879
   Accounts receivable                                                                  223,385              244,828
   INVENTORIES (NOTE 2)                                                                  63,063               38,758
   Prepaid expenses                                                                      11,137                8,331
   FUTURE INCOME TAXES (NOTE 10)                                                          8,905                7,827
----------------------------------------------------------------------------------------------------------------------
                                                                                        470,706              391,623
CAPITAL ASSETS (NOTE 3)                                                                 298,345              296,205
ASSETS UNDER CAPITAL LEASE (NOTE 3)                                                      13,300               19,501
Goodwill                                                                                  6,789                6,805
Other assets                                                                             40,553               20,638
FUTURE INCOME TAXES (NOTE 10)                                                                 -                  612
----------------------------------------------------------------------------------------------------------------------
                                                                                     $  829,693            $ 735,384
======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   BANK OPERATING LOANS (NOTE 4)                                                     $        -            $   8,254
   Accounts payable and accrued liabilities                                             257,464              243,387
   Income taxes payable                                                                  13,602               10,205
   CURRENT PORTION OF LONG-TERM DEBT (NOTE 5)                                            11,977                6,988
   CURRENT PORTION OF OBLIGATIONS UNDER CAPITAL LEASES (NOTE 6)                           1,569                1,357
----------------------------------------------------------------------------------------------------------------------
                                                                                        284,612              270,191
======================================================================================================================
LONG-TERM DEBT (NOTE 5)                                                                  42,012               34,231
Obligations under capital leases (note 6)                                                16,318               15,333
FUTURE INCOME TAXES (NOTE 10)                                                            26,581               17,030
SHAREHOLDERS' EQUITY:
   CAPITAL STOCK (NOTE 7)                                                               240,408              238,465
   Contributed surplus                                                                      182                  182
   Retained earnings                                                                    193,734              143,670
   Foreign currency translation adjustment                                               25,846               16,282
----------------------------------------------------------------------------------------------------------------------
                                                                                        460,170              398,599
----------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 6 AND 11)
----------------------------------------------------------------------------------------------------------------------
                                                                                     $  829,693            $ 735,384
======================================================================================================================
 See accompanying notes to consolidated financial statements.

On behalf of the Board:





/s/ ISIDORE PHILOSOPHE                              /s/ LEWIS RITCHIE (DIRECTOR)
ISIDORE PHILOSOPHE (DIRECTOR)                       LEWIS RITCHIE (DIRECTOR)




                                                                  cinram(19)2002

CONSOLIDATED STATEMENTS OF EARNINGS AND
        RETAINED EARNINGS


             (Stated in thousands of Canadian dollars, except per share amounts)




=============================================================================================================================
    Years ended December 31,                                                   2002                                2001
-----------------------------------------------------------------------------------------------------------------------------
    Revenue                                                                $  878,679                           $  831,723
    Cost of goods sold                                                        719,132                              710,680
-----------------------------------------------------------------------------------------------------------------------------
    Gross profit                                                              159,547                              121,043
    Selling, general and administrative expenses                               80,969                               78,898
    Goodwill amortization                                                           -                                2,074
    Exchange loss (gain) on foreign currency balances                            (647)                               2,409
-----------------------------------------------------------------------------------------------------------------------------
   Earnings before interest expense, investment
       income, unusual items and income taxes                                  79,225                               37,662
   Interest expense on long-term debt                                           3,580                                5,236
   Interest expense on capital leases                                             979                                1,232
   Interest expense-other                                                         634                                3,174
   Investment income                                                           (4,538)                              (4,404)
-----------------------------------------------------------------------------------------------------------------------------
   Earnings before unusual items and income taxes                              78,570                               32,424
   Unusual items (note 9)                                                       2,276                               (3,980)
-----------------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes                                                76,294                               36,404
   Income taxes (note 10):
       Current                                                                 12,839                               12,593
       Future                                                                   8,984                                   98
-----------------------------------------------------------------------------------------------------------------------------
                                                                               21,823                               12,691
-----------------------------------------------------------------------------------------------------------------------------
   Net earnings                                                                54,471                               23,713
   Retained earnings, beginning of year                                       143,670                              123,090
   Dividends declared                                                          (4,407)                              (3,133)
-----------------------------------------------------------------------------------------------------------------------------
   Retained earnings, end of year                                          $  193,734                           $  143,670
   Earnings per share:
      Basic                                                                $     0.99                           $     0.43
      Diluted                                                                    0.98                                 0.43
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
   Weighted average number of shares outstanding (note 8):
      Basic (in thousands)                                                     55,054                               54,860
      diluted (in thousands)                                                   55,335                               54,942
=============================================================================================================================

See accompanying notes to consolidated financial statements.



cinram(20)2002

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                       (Stated in thousands of Canadian dollars)




=======================================================================================================================
   Years ended December 31.                                                            2002                      2001
-----------------------------------------------------------------------------------------------------------------------
   Cash provided by (used in):
   OPERATIONS:
   Net earnings                                                                  $   54,471                 $  23,713
   Items not involving cash:
      Amortization                                                                   75,043                    66,855
      Write-down of carrying value of capital assets (note 9)                         4,604                    12,641
       Future income taxes                                                            9,085                        98
      Loss (gain) on disposition of capital assets                                      (79)                       64
      Unrealized foreign exchange loss                                                4,453                     2.606
   Change in non-cash operating working capital (note 13)                             4,733                       (90)
-----------------------------------------------------------------------------------------------------------------------
                                                                                    152,310                   105,887
   FINANCING:
   Decrease in bank loans                                                            (8,517)                  (64,661)
   Increase in long-term debt                                                        22,057                    39,620
   Repayment of long-term debt                                                       (9,055)                  (53,324)
   Decrease in obligations under capital leases                                      (1,522)                   (1,167)
   Issuance of common shares                                                          1,943                         -
   Purchase for cancellation of common shares                                             -                      (254)
   Dividends paid                                                                    (4,407)                   (4,389)
-----------------------------------------------------------------------------------------------------------------------
                                                                                        499                   (84,175)
   INVESTMENTS:
   Sale of marketable securities                                                          -                     1,250
   Purchase of capital assets                                                       (69,309)                  (80,341)
   Proceeds on disposition of capital assets                                          6,237                    18,759
   Decrease (increase) in other assets                                              (19,915)                    4,243
-----------------------------------------------------------------------------------------------------------------------
                                                                                    (82,987)                  (56,089)

   Foreign exchange gain on cash held in foreign currencies                           2,515                       284
-----------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents                                   72,337                   (34,093)
  Cash and cash equivalents, beginning of year                                       91,879                   125,972
-----------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents, end of year                                        $   164,216                 $  91,879
=======================================================================================================================
  Supplemental cash flow information:
      Interest paid                                                             $     5,759                 $   9,066
      Income taxes paid                                                              13,254                     2,531
=======================================================================================================================


  See accompanying notes to consolidated financial statements.

                                                                  cinram(21)2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SIGNIFICANT ACCOUNTING POLICIES:

     (a)  BASIS OF PRESENTATION:

          These consolidated financial statements include the accounts of Cinram International Inc. (the "Company") and its wholly owned subsidiaries. The accounts of the joint venture have been consolidated in the financial statements on a proportionate basis. All intercompany balances and transactions have been eliminated on consolidation.

     (b)  INVENTORIES:

          Raw materials are stated at the lower of cost, determined substantially on a first-in, first-out basis, and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost includes materials and an application of relevant manufacturing labour and overhead.

     (c)  REVENUE RECOGNITION:

          Revenue is comprised of product sales and service revenue earned from fulfillment services. Revenue from product sales is recognized upon shipment of the goods. Service revenue is recognized as services are performed.

     (d)  CAPITAL ASSETS:

          Capital assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are charged to operations as incurred. Gains or losses arising from the disposition of capital assets are reflected in net earnings.

          Amortization is provided using the following methods and annual rates, commencing when the asset is entered into use:



=====================================================================================================
    Asset                                            Basis                                      Rate
-----------------------------------------------------------------------------------------------------
    Buildings                                       Straight line                          2.5% - 5%
    Machinery and equipment                         Straight line                        14% - 33.3%
    Computer equipment                              Straight tine                        20% - 33.3%
    Furniture                                       Declining balance                            20%
    Leasehold improvements                                                        Over term of lease
=====================================================================================================



The Company reviews the recoverability of capital assets annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. The Company has recorded impairment charges in 2002 and 2001 (note 9).

Change in accounting estimate:

During the second quarter of 2002, the Company amended the estimated useful life of the manufacturing equipment used in the production of VHS video cassettes and CDs as a result of changing technologies. The impact of the change is a reduction in the useful life of the manufacturing equipment from a range of 3 to 10 years to a range of 3 to 5 years.

This change in the estimated useful life of the manufacturing equipment has been applied prospectively and resulted in additional amortization of approximately $5,700 for the year ended December 31, 2002.

cinram(21)2002

                 (In thousands of Canadian dollars, except common shares and per share information)
                                         Years ended December 31, 2002 and 2001)


(e)  FOREIGN CURRENCY TRANSLATION:

     Transactions in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the consolidated balance sheet date. The resulting exchange gains and losses are included in the determination of net earnings for the year.

     For self-sustaining foreign operations, all assets and liabilities are translated into Canadian dollars using year-end exchange rates and revenue and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred and included as a separate component of shareholders' equity.

(f)  RESEARCH AND DEVELOPMENT COSTS:

     Development costs relating to specific projects that in the Company's view have a clearly defined future market are deferred and amortized based on production. All other research and other developments costs, net of investment tax credits, are charged to earnings in the period in which they are incurred.

(g)  CASH AND CASH EQUIVALENTS:

     The Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

(h)  INCOME TAXES:

     The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

(i)  EARNINGS PER SHARE:

     Basic earnings per share is calculated by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method, which assumes that all stock options with exercise prices below the market prices are exercised with the proceeds used to purchase common shares of the Company at the average market price during the year.

(j)  USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets, and the recoverability of capital assets and goodwill using estimates of future cash flows. Actual results could differ from those estimates.

                                                                  cinram(23)2002

      (k) CHANGES IN ACCOUNTING POLICIES:

          (i)  Stock-based compensation:

               In December 2001, The Canadian Institute of Chartered Accountants ["CICA") issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The adoption of this standard has no effect on the consolidated financial statements other than additional pro forma disclosures as if the fair value-based accounting method had been used to account for these awards.

               Had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings per share would have been reported as the pro forma amounts indicated below. The pro forma disclosure omits the effects of awards granted before fiscal years beginning on or after January 1, 2002.

==================================================================
                                                           2002
------------------------------------------------------------------
Net earnings, as reported                         $      54,471
Stock-based compensation expense                          1,185

------------------------------------------------------------------
Pro forma net earnings                            $      53,286
==================================================================

Basic earnings per share, as reported             $        0.99
Effect of stock-based compensation expense                 0.02

------------------------------------------------------------------
Pro forma basic earnings per share                $        0.97
==================================================================

Diluted earnings per share, as reported           $        0.98
Effect of stock-based compensation expense                 0.02

------------------------------------------------------------------
Pro forma diluted earnings per share              $        0.96
==================================================================




cinram(24)2002

          (In thousands of Canadian dollars, except common shares and per share information) Years ended December 31, 2002 and 2001


     The weighted average estimated fair value at the date of the grant for options granted during the year ended December 31, 2002 was $5.28 per share.

     The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:


================================================================================
                                                                         2002
--------------------------------------------------------------------------------
Risk-free interest rate                                                  4.0%
Dividend yield                                                         0.768%
Volatility factor of the future expected market
price of common shares                                                    60%
Weighted average expected life of the options                         5 YEARS
================================================================================

     For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

(ii) Goodwill and intangible assets:

     In September 2001, The CICA issued Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company has adopted the provisions of Section 3062, effective January 1, 2002. In connection with
     Section 3062's transitional goodwill impairment evaluation, the Company assessed whether goodwill was impaired as of January 1, 2002, by determining the fair value of its reporting units and comparing that to the carrying amounts of its reporting units.

     To the extent a reporting unit's carrying amount exceeded its fair value, the Company was to perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step was to be completed no later than December 31, 2002. Any transitional impairment would have been recognized as an effect of a change in accounting policy and would have been charged to opening retained earnings as of January 1, 2002. Upon adoption of Section 3062 on January 1, 2002, the Company determined that there were no intangible assets relating to previous acquisitions that need to be reclassified and accounted for apart from goodwill. The Company completed the transitional goodwill impairment assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption. The Company has calculated the fair value of each reporting unit as at December 31, 2002 and compared this amount to the reporting units' book value and determined that no cinram(25)2002
     impairment exists in any of the Company's reporting units as at December 31, 2002.

     Effective January 1, 2002, the Company had unamortized goodwill of $6,805, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001:

===========================================================================================
                                                                                     2001
-------------------------------------------------------------------------------------------
Net earnings, as reported                                                     $    23,713
Add back goodwill amortization                                                      2,074
===========================================================================================

Net earnings before goodwill amortization                                     $    25,787
===========================================================================================

Basic and diluted earnings per share, as reported                             $      0.43
Add back goodwill amortization                                                       0.04
===========================================================================================

Basic and diluted earnings per share, before goodwill amortization            $      0.47
===========================================================================================

     Prior to January 1, 2002, goodwill was amortized on a straight-line basis over five to ten years. Management re-evaluated the continuing value of goodwill annually based on estimated future cash flows and any permanent impairment in the value of goodwill was written off to earnings.

2. INVENTIONS:

===================================================================================
                                                          2002                2001
-----------------------------------------------------------------------------------
Raw materials                                     $     36,391       $      27,659
Work in process                                          3,534               3,897
Finished goods                                          23,138               7,202
-----------------------------------------------------------------------------------
                                                  $     63,063       $      38,758
===================================================================================

3. CAPITAL ASSETS:

========================================================================================
                                                                   2002            2001
----------------------------------------------------------------------------------------
                                           ACCUMULATED         NET BOOK        Net book
                                  COST     AMORTIZATION           VALUE           value
----------------------------------------------------------------------------------------
Land                       $     7,340      $         -     $     7,340     $     7,302
Buildings                       81,295           12,250          69,045          67,945
Machinery and equipment        477,530          279,744         197,786         191,411
Computer equipment              12,740           10,874           1,866           2,490
Furniture                       23,529           20,362           3,167           6,100
Leasehold improvements          33,993           20,244          13,749          15,660
Construction in progress         5,392               --           5,392           5,297
----------------------------------------------------------------------------------------
                           $   641,819      $   343,474     $   298,345     $   296,205
========================================================================================

cinram(26)2002

           (In thousands of Canadian dollars, except common shares and per share information) Years ended December 31, 2002 and 2001

Amortization expense for the above noted capital assets for the year ended December 31, 2002, amounted to $73,112 (2001 - $62,721).

Assets under capital lease:

==========================================================================================================
                                                                                     2002           2001
----------------------------------------------------------------------------------------------------------
                                                              ACCUMULATED        NET BOOK       Net book
                                                   COST      AMORTIZATION           VALUE          value
----------------------------------------------------------------------------------------------------------
   Land                                        $  3,606          $      -        $  3,606       $  3,075
   Buildings                                     24,717            15,023           9,694         15,434
   Machinery and equipment                        4,891             4,891               -            992
----------------------------------------------------------------------------------------------------------
                                               $ 33,214          $ 19,914        $ 13,300       $ 19,501
==========================================================================================================

     The assets under capital leases are being amortized on a straight-line basis over their anticipated economic life which is 20 years for buildings, 4 years for machinery and equipment and 3 years for computer equipment. Amortization expense for assets under capital lease, for the year ended December 31, 2002, amounted to $1,931 (2001 - $2,060).


4.   BANK LOANS:

     As at December 31, 2002, the Company has the following bank facilities:

(a) U.S. $25,000,000 operating facility with a U.S. bank, maturing May 2004. The operating facility bears interest at LIBOR plus 2% to LIBOR plus 2.75% and is secured by a general security agreement over all property of the Company located in the United States.

(b) $25,000,000 operating facility with a Canadian bank, maturing June 2003. The operating facility bears interest at LIBOR plus 1.75% and is secured by a general security agreement over all assets of the Company located in Canada.

(c) $10,000,000 capital expenditure facility with a Canadian bank, maturing June 2003. The facility bears interest at LIBOR plus 2.0% and is secured by a general security agreement over all assets of the Company located in Canada.

(d) Unsecured (Pound Sterling)1,000,000 overdraft facility with a U.K bank, maturing April 2003. The facility bears interest at the U.K. base rate plus 1% and requires minimum net tangible assets of Cinram U.K. Limited of (Pound Sterling)4,000,000.

(e) (euro)3,000,000 operating facility with a French bank, maturing July 2003. The facility bears interest at the bank's prime rate plus 0.5% and is secured by accounts receivable.

As at December 31, 2002, no amounts were outstanding under these facilities.

In 2001, bank loans consisted of demand loans payable in Sterling Pounds and Euros, bearing interest at varying market rates between 3.42% and 7% and were secured by certain accounts receivable and inventories.

5.   LONG-TERM DEBT:

==========================================================================================================
                                                                                 2002               2001
----------------------------------------------------------------------------------------------------------
U.S. $33,976 (2001 - U.S. $24,837) due December 31, 2006
     with blended monthly principal and interest repayment
     over a five-year period, secured by certain capital
     assets, bearing interest between 6.85% and 7.33%                       $  53,656          $  39,620
Other                                                                             333              1,599
----------------------------------------------------------------------------------------------------------
                                                                               53,989             41,219

Less current portion                                                           11,977              6,988

----------------------------------------------------------------------------------------------------------
                                                                            $  42,012          $  34,231
==========================================================================================================

     Interest on other long-term debt is charged at a rate of 3.3% (2001 - between 3.3% and 4.47%) and the long-term debt is secured against certain assets consisting of accounts receivable, land and buildings. Future minimum repayments of long-term debt are as follows:


==========================================================================================================
2003                                                                                           $  11,977
2004                                                                                              12,503
2005                                                                                              13,426
2006                                                                                              16,083
----------------------------------------------------------------------------------------------------------
                                                                                               $  53,989
==========================================================================================================

6.   LEASES

     Future minimum rental commitments for all non-cancelable operating and capital leases as at December 31, 2002 are as follows:


==========================================================================================================
                                                     Capital              Operating                Total
----------------------------------------------------------------------------------------------------------
2003                                                $  2,624              $  7,944              $ 10,568
2004                                                   2,720                 5,609                 8,329
2005                                                   2,722                 2,723                 5,445
2006                                                   3,016                   999                 4,015
2007                                                   6,992                   193                 7,185
2008 and thereafter                                    4,374                    26                 4,400
----------------------------------------------------------------------------------------------------------
                                                      22,448              $ 17,494              $ 39,942
==========================================================================================================

Less interest (average rate of 7%)                     4,561
----------------------------------------------------------------------------------------------------------
                                                      17,887
Less current portion                                   1,569
----------------------------------------------------------------------------------------------------------
                                                    $ 16,318
==========================================================================================================

     Operating lease expense for the year ended December 31,2002 amounted to $7,944 (2001 - $5,285).

                         (In thousands of Canadian dollars, except common shares
                                                      and per share information)
                                           Years ended December 31,2002 and 2001


7.   CAPITAL STOCK:

     The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preference shares. The preferred shares are non-voting and are entitled to dividends as and when declared by the Board of Directors. Capital stock issued and outstanding at December 31, 2002 and 2001 includes the following:

========================================================================================
                                               Common
                                                shares         Warrants          Amount
----------------------------------------------------------------------------------------
Balance outstanding, January 1, 2001        54,936,726        1,700,000     $   238,901
Shares cancelled under share buyback          (100,000)              --            (436)
----------------------------------------------------------------------------------------
Balance outstanding, December 31, 2001      54,836,726        1,700,000         238,465
Options exercised during 2002                  360,165               --           1,943
----------------------------------------------------------------------------------------
Balance outstanding, December 31, 2002      55,196,891        1,700,000     $   240,408
========================================================================================

     The warrants entitle the holder to acquire 1,700,000 common shares at $15 per share and expire in November 2003.

     STOCK-BASED COMPENSATION PLAN:

     At December 31, 2002, the Company has one stock-based compensation plan pursuant to which the Company may grant options to employees, officers and directors of the Company for up to 4,000,000 common shares. The exercise price of each option equals the market price of the Company's stock on the date of the grant; an option's maximum term is 10 years. The options vesting periods range from 3 years to 5 years.

     A summary of the status of the Company's employee stock option plan as at December 31,2002 and 2001 and changes during the years ended on those dates is presented below:

===============================================================================================
                                             2002                               2001
-----------------------------------------------------------------------------------------------
                                                   WEIGHTED                           Weighted
                                                    AVERAGE                            average
                                                   EXERCISE                           exercise
                                     SHARES           PRICE             Shares           price
===============================================================================================
Outstanding, beginning
      of year                     2,600,002          $ 8.35          2,247,002          $ 9.21
Granted                             692,000           10.20            370,500            2.74
Exercised                          (360,165)           5.39                 --              --
Forfeited                          (175,497)          10.95            (17,500)           5.04
-----------------------------------------------------------------------------------------------
Outstanding, end of year          2,756,340            9.04          2,600,002            8.35
===============================================================================================
Options exercisable,
      end of year                 1,578,840          $12.12          1,555,969          $11.42
===============================================================================================

                                                                  cinram(29)2002

     The following summarizes information about the employee stock options at December 31, 2002:

                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------
                                        WEIGHTED
                                         AVERAGE       WEIGHTED                    WEIGHTED
                                       REMAINING        AVERAGE                     AVERAGE
RANGE OF                   OPTIONS   CONTRACTUAL       EXERCISE        OPTIONS     EXERCISE
EXERCISE PRICE         OUTSTANDING          LIFE          PRICE    EXERCISABLE        PRICE
-----------------------------------------------------------------------------------------------
$ 2.74 - $ 4.00            208,003           3.4        $  2.74         21,003      $  2.74
$ 4.00 - $ 6.00            188,333           1.5           4.63        188,333         4.63
$6.00 - $ 8.00             271,336           2.2           6.88        271.336         6.88
$8.00-$10.00               415,668           6.3           8.10        268,668         8.10
$10.00-$15.00              962,500           5.0          10.66        162,300        11.85
$15.00-$20.00              494,000           4.0          17.06        494,000        17.06
$20.00 - $22.00            216,500           5.5          22.00        173,200        22.00

-----------------------------------------------------------------------------------------------
$ 2.74 - $22.00          2,756,340           4.0           9.04      1,578.840        12.12
===============================================================================================

8.   BASIC AND DILUTED EARNINGS PER SHARE:

     Basic and diluted earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding during the year, which amounted to 55,053,741 (2001 - 54,860,288) and 55,334,605
     (2001 - 54,942,387), respectively.

     The following table sets forth the computation of diluted earnings per share:

=========================================================================
                                                        2002        2001
-------------------------------------------------------------------------

Numerator:
Earnings (loss) available to common shareholders     $54,471     $23,713
=========================================================================
Denominator (shares in thousands):
    Weighted average shares outstanding               55,054      54,860
    Effect of dilutive securities:
        Employee stock options                           281          82
-------------------------------------------------------------------------
Adjusted weighted average shares and
    assumed conversions                               55,335      54,942
=========================================================================

     Excluded from the calculation of diluted earnings per share are 1,673,000 (2001 - 2,229,502) options, which are anti-dilutive and 1,700,000 (2001 -
     1,700,000) warrants, which are anti-dilutive.

9.   UNUSUAL ITEMS:

==============================================================================
                                                     2002           2001
------------------------------------------------------------------------------

Provision for restructuring                      $ (2,328)(ii)   (16,621)(iii)
Write-down of carrying value of capital assets   $  4,604 (i)     12,641 (iv)
------------------------------------------------------------------------------
                                                    2,276         (3,980)
==============================================================================


cinram(30)2002

                         (In thousands of Canadian dollars, except common shares
                                                      and per share information)
                                          Years ended December 31, 2002 and 2001


     2002:

     (i) During 2002, as part of the Company's restructuring efforts in Europe, management negotiated an agreement to sell the shares of Cinram Nederland B.V. While the sale agreement was reached during 2002, the actual sale did not close until January 2, 2003. As part of this transaction, management reviewed the carrying value of its capital assets in the Netherlands, resulting in the write-down of assets under capital lease to their net recoverable amount.

     (ii) As a result of the above noted transaction, management also determined that certain restructuring provisions recorded in prior periods were no longer necessary as the headcount reductions which were anticipated and provided for, did not materialize.

     2001:

     (iii) During 2001, the first phase of a restructuring plan, which involved the transfer of all CD and DVD equipment from one European plant to another, was completed, as was the planned closure of a U.S. plant. The second phase of the restructuring plan, which involved a plant closure of one of the European facilities, was not completed by December 31, 2001. Consequently, those portions of the 2000 accrual which had not been expended were cancelled, and the amount ($16,621) was applied to reduce the 2001 charge against earnings. Consequently, $16,621 of the 2000 accrual which had not been expended has been taken into income in 2001.

     (iv) In addition, in 2001, management conducted reviews of the carrying values of its capital assets, which resulted in write-downs to capital assets to their net recoverable amount, based on reductions in estimated future cash flows, primarily from the discontinued usage of certain assets.

10.  INCOME TAXES:

     Income tax expense varies from the amount that would be computed by applying the basic combined federal and provincial rate as follows:

=================================================================================================================
                                                                  2002                           2001
-----------------------------------------------------------------------------------------------------------------

Basic rate applied to pretax income                     $   29,449      38.6%         $   15,217         41.8%
Increase (decrease) in taxes resulting from:
    Manufacturing and processing reduction                  (1,522)     (2.0)%              (395)        (1.1)%
    Losses in foreign subsidiaries not tax effected            484       0.6 %             2,907          8.0%
    Losses utilized in the current period to reduce
        taxable income not previously recognized            (1,883)     (2.5)%
    Tax rates in other jurisdictions                        (4,844)     (6.3)%            (5,200)       (14.3)%
    Other items                                                139       0.2%                162          0.4%
-----------------------------------------------------------------------------------------------------------------
                                                        $   21,823      28.6%         $   12,691         34.8%
=================================================================================================================


                                                                 cinram(31)2002

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2002 and 2001 are presented below:

=======================================================================================
                                                               2002               2001
---------------------------------------------------------------------------------------

FUTURE TAX ASSETS:
    Non-capital income tax loss carryforwards            $    8,005         $   10,642
    Capital loss carryforwards                                3,714              3,567
    Accruals not deductible in the current period             9,903             22,440
    Capital assets - difference in net book value
    and undepreciated capital costs                           1,748                 --
    Goodwill                                                    493                915
    Tax credits available to reduce future taxes payable         --              1,549
    Other                                                        --              1,572
---------------------------------------------------------------------------------------
    Less valuation allowance                                 23,863             40,685
                                                             14,465             16,337
---------------------------------------------------------------------------------------
                                                              9,398             24,348


FUTURE TAX LIABILITIES:
    Capital assets - difference in net book value           (27,074)           (32,939)
    and undepreciated capital costs
---------------------------------------------------------------------------------------
Net future tax liabilities                               $  (17,676)        $   (8,591)
=======================================================================================

     At December 31, 2002, the Company has non-capital loss carryforwards in France and the Netherlands. No benefit has been established in relation to these losses as it is not more likely than not that the Company will be able to utilize these losses in the future.

The income tax losses in France expiring in the year ending December 31 in Euros are as follows:
========================================================================
2003                                                            $   319
2004                                                              2,273
2005                                                                855
2006                                                                954
2007                                                                691
------------------------------------------------------------------------
                                                                  5,092
========================================================================

11.  CONTINGENT LIABILITIES:.

     The Company is involved in various legal actions that are normal to the Company's business. In the opinion of the Company, any resulting liability is not expected to have a material adverse effect on the Company's financial position or its results.

12.  RELATED PARTY TRANSACTIONS:

     The Company leases certain premises from three companies owned by certain shareholders of the Company and their families. The lease, which is on a month-to-month basis, is recorded at its exchange amount as agreed to by the parties. Lease costs in the year were $760 (2001 - $760).


cinram(32)2002

                         (In thousands of Canadian dollars, except common shares
                                                      and per share information)

                                          Years ended December 31, 2002 and 2001


13. CHANGE IN NON-CASH OPERATING WORKING CAPITAL:

     --------------------------------------------------------------------------
                                                         2002            2001
     --------------------------------------------------------------------------
     Accounts receivable                              $ 21,443        $(19,659)
     Income taxes recoverable                               --           8,090
     Inventories                                       (24,305)          5,189
     Prepaid expenses                                   (2,806)         (4,335)
     Accounts payable and accrued liabilities            7,004             420
     Income taxes payable                                3,397          10,205

     --------------------------------------------------------------------------
                                                      $  4,733        $    (90)
     --------------------------------------------------------------------------

14.  SEGMENTED INFORMATION:

     The Company has two reportable business segments, being audio/ROM replication/duplication and home video replication/duplication.

     The audio/ROM replication/duplication segment manufactures audio cassettes, CDs and CD-ROMs and the home video replication/duplication segment manufactures video cassettes and DVDs.

     The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

     In 2002, the Company was dependent on two customers for approximately 37% and 15%, respectively, of consolidated revenue from the two main business segments. At December 31, 2002, these customers represented approximately 39% and 19%, respectively, of consolidated accounts receivable.

     In 2001, the Company was dependent on two customers for approximately 32% and 21%, respectively, of consolidated revenue from the two main business segments. At December 31, 2001, these customers represented approximately 29% and 22%, respectively, of consolidated accounts receivable.

(a)  INDUSTRY SEGMENTS:

     ----------------------------------------------------------------------------------
                                       AUDIO/ROM     HOME VIDEO
                                      REPLICATION/  REPLICATION/
     2002                             DUPLICATION   DUPLICATION     OTHER      TOTAL
     ----------------------------------------------------------------------------------
     Revenue from
             external customers         $241,261     $539,218      $98,200     $878,679
     Earnings before
             interest expense,
             investment income,
             unusual items and
             income taxes                 15,016       61,994        2,215       79,225
     Total assets                        227,811      509,157       92,725      829,693
     Amortization of capital assets
             and goodwill                 20,605       46,051        8,387       75,043
     Capital expenditures                  7,919       43,686       17,704       69,309
     ----------------------------------------------------------------------------------


                                                                  cinram(33)2002

    -----------------------------------------------------------------------------------
                                      Audio/ROM     Home Video
                                     replication/  replication/
    2001                             duplication   duplication     Other        Total
    -----------------------------------------------------------------------------------
    Revenue from
            external customers         $287,533     $477,513      $66,677      $831,723
    Earnings (loss) before
            interest expense,
            investment income,
            unusual items and
            income taxes                 13,667       27,583       (3,588)       37,662
    Total assets                        254,228      422,202       58,954       735,384
    Amortization of capital assets
            and goodwill                 23,112       38,383        5,360        66,855
    Capital expenditures                 13,302       61,440        5,599        80,341
    -----------------------------------------------------------------------------------


(b) GEOGRAPHIC SEGMENTS:

    -------------------------------------------------------------------------------------
                                          UNITED
    2002                      CANADA      STATES        FRANCE       OTHER        TOTAL
    -------------------------------------------------------------------------------------
    Revenue from
            external
            customers        $167,596     $452,723     $137,587     $120,773     $878,679
    Capital assets and
            goodwill           71,439      198,120       35,409       13,466      318,434
    -------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------
                                          United
    2001                      Canada      States        France       Other        Total
    -------------------------------------------------------------------------------------
    Revenue from
            external
            customers        $151,941     $422,280     $126,693     $130,809     $831,723
    Capital assets and
            goodwill           63,528      206,336       43,021        9,626      322,511
    -------------------------------------------------------------------------------------




cinram(34)2002

                         (In thousands of Canadian dollars, except common shares
                                                      and per share information)
                                          Years ended December 31, 2002 and 2001

15.  FINANCIAL INSTRUMENTS:

     The carrying values of cash and cash equivalents, accounts receivable, bank loans and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The carrying values of long-term debt and obligations under capital leases which have variable interest rates based on market rates approximate the fair values of those financial instruments. The fair values of the Company's other long-term debt and obligations under capital leases were based on the amount of future cash flows associated with each instrument discounted using borrowing rates currently available for similar debt instruments of similar maturity. The aggregate fair value of the Company's total long-term debt and obligations under capital leases was:

     ---------------------------------------------------------------------------
     2002                                                                $74,108
     2001                                                                 58,961
     ---------------------------------------------------------------------------

16.  JOINT VENTURES:

     The Company's proportionate share of the assets, liabilities and results of operations of joint ventures as at and for the years ended December 31, 2002 and 2001, recorded in the consolidated financial statements of the Company, is as follows:

     --------------------------------------------------------------------------------
                                                                   2002        2001
     --------------------------------------------------------------------------------
      Current assets                                             $10,748     $ 8,926
      Long-term assets                                             1,674       1,528
      Current liabilities                                          4,484       3,353
      Net sales                                                   20,841      19,092
      Earnings before interest expense, investment income,
              unusual items and income taxes                       1,729       2,088
      NET EARNINGS                                                 1,012       1,576
     --------------------------------------------------------------------------------

     Cash provided by (used in) operations, financing and investments (excluding non-cash activities) of joint ventures was as follows:

     --------------------------------------------------------------------------------
                                                                   2002        2001
     --------------------------------------------------------------------------------
      Cash provided by operating activities                      $   529      $2,400
      Cash used financing activities                                  --         (30)
      CASH USED INVESTING ACTIVITIES                              (1,748)       (412)
     --------------------------------------------------------------------------------



                                                                  cinram(35)2002

11 YEARS FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------
Years ended December 31,                               2002        2001         2000         1999
--------------------------------------------------------------------------------------------------

INCOME STATEMENT

Net sales                                           878,679     831,723      652,281      645,539
--------------------------------------------------------------------------------------------------
Sales growth in %                                         6%         28%           1%           0%
--------------------------------------------------------------------------------------------------
Cost of goods sold                                  719,132     710,680      548,703      481,337
--------------------------------------------------------------------------------------------------
Gross profit before amortization                    234,590     187,898      161,338      222,777
--------------------------------------------------------------------------------------------------
Gross profit % before amortization                       27%         23%          25%          35%
--------------------------------------------------------------------------------------------------
Amortization                                         75,043      66,855       57,760       58,575
--------------------------------------------------------------------------------------------------
Gross profit                                        159,547     121,043      103,578      164,202
--------------------------------------------------------------------------------------------------
Gross profit as a % of sales                             18%         15%          16%          25%
--------------------------------------------------------------------------------------------------
Selling, general and administrative expenses         80,969      81,208       80,376       71,804
--------------------------------------------------------------------------------------------------
Selling, general and administrative
        expenses as a % of net sales                      9%         10%          12%          11%
--------------------------------------------------------------------------------------------------
Goodwill amortization                                    --       2,074        5,063        8,746
--------------------------------------------------------------------------------------------------
Research and development expenses                        --          99        1,700        1,565
--------------------------------------------------------------------------------------------------
EBITA(a)                                            154,268     104,517       74,199      140,662
--------------------------------------------------------------------------------------------------
EBITA %                                                  18%         13%          11%          22%
--------------------------------------------------------------------------------------------------
EBIT(a)                                              79,225      37,662       16,439       82,087
--------------------------------------------------------------------------------------------------
EBIT %                                                    9%          5%           3%          13%
--------------------------------------------------------------------------------------------------
Interest expense                                      5,193       9,642       18,192       16,026
--------------------------------------------------------------------------------------------------
Investment income                                     4,538       4,404       16,671       16,753
--------------------------------------------------------------------------------------------------
Unusual Items                                         2,276      (3,980)      51,676       30,551
--------------------------------------------------------------------------------------------------
Income tax expense                                   21,823      12,691       (8,647)      29,599
--------------------------------------------------------------------------------------------------
Net earnings                                         54,471      23,713      (28,111)      19,344
--------------------------------------------------------------------------------------------------
Basic EPS*                                             0.99        0.43        (0.51)        0.33
--------------------------------------------------------------------------------------------------
Diluted EPS*                                           0.98        0.43        (0.51)        0.32
--------------------------------------------------------------------------------------------------

* per share data based on 3 for 1 stock split July 1987, 2 for 1 stock split June 1993 and 2 for 1 stock split February 1998

(a) EBITA is defined herein as earnings before amortization, interest expense, investment income, unusual items and income taxes. EBIT is defined herein as earnings before interest expense, investment income, unusual items and income taxes. Both of these are standard measures that are commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA and EBIT are not defined terms under generally accepted accounting principles ("GAAP"). Accordingly, these measures should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.






cinram(36)2002

                (Stated in thousands of Canadian dollars, except per share data)

---------------------------------------------------------------------------
   1998       1997       1996       1995       1994       1993       1992
---------------------------------------------------------------------------

642,714    513,260    340,718    270,081    144,771    113,519     86,124
---------------------------------------------------------------------------
     25%        51%        26%        87%        28%        32%        27%
---------------------------------------------------------------------------
487,076    389,279    256,111    205,549    103,902     84,984     60,201
---------------------------------------------------------------------------
213,815    165,606    103,234     81,371     50,308     38,586     32,534
---------------------------------------------------------------------------
     33%        32%        30%        30%        35%        34%        38%
---------------------------------------------------------------------------
 58,177     41,625     18,627     16,839      9,439     10,051      6,611
---------------------------------------------------------------------------
155,638    123,981     84,607     64,532     40,869     28,535     25,923
---------------------------------------------------------------------------
     24%        24%        25%        24%        28%        25%        30%
---------------------------------------------------------------------------
 74,222     58,213     33,444     28,296     18,036     10,035      9,849
---------------------------------------------------------------------------

     12%        12%        10%        11%        12%         9%        12%
---------------------------------------------------------------------------
  5,185      2,928      1,257        765         --         --         --
---------------------------------------------------------------------------
  4,490      2,003      2,303      1,953      1,958      1,827      3,309
---------------------------------------------------------------------------

129,918    102,462     66,230     50,357     30,314     26,724     19,376
---------------------------------------------------------------------------
     20%        20%        19%        19%        21%        24%        22%
---------------------------------------------------------------------------

 71,741     60,837     47,603     33,518     20,875     16,673     12,765
---------------------------------------------------------------------------
     11%        12%        14%        12%        14%        15%        15%
---------------------------------------------------------------------------
 16,489      8,738      3,095      2,120         --         --         --
---------------------------------------------------------------------------
 17,450     10,374      3,931      3,742      2,309      1,788      2,630
---------------------------------------------------------------------------
     --         --         --         --         --         --         --
---------------------------------------------------------------------------
 24,249     20,339     17,248     12,149      5,187      4,941      5,611
---------------------------------------------------------------------------
 42,303     42,134     31,191     22,991     17,997     13,520      9,784
---------------------------------------------------------------------------
   0.71       0.74       0.65       0.51       0.41       0.31       0.23
---------------------------------------------------------------------------
   0.70       0.73       0.63       0.49       0.40       0.31       0.22
---------------------------------------------------------------------------


                                                                  cinram(37)2002

11 YEARS COMPARATIVE BALANCE SHEET

---------------------------------------------------------------------------------------------------------------------
Years ended December 31,        2002    2001    2000    1999    1998    1997    1996    1995    1994    1993    1992
---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET

Current ratio                   1.65    1.45    1.30    1.61    1.61    2.65    3.14    1.49    2.32    2.55    2.53
---------------------------------------------------------------------------------------------------------------------
Debt to equity ratio(a)         0.80    0.84    1.11    1.04    0.98    1.01    0.37    0.85    0.42    0.37    0.39
---------------------------------------------------------------------------------------------------------------------
Debt to assets ratio(a)         0.45    0.46    0.53    0.51    0.49    0.50    0.27    0.46    0.29    0.27    0.28
---------------------------------------------------------------------------------------------------------------------
Equity to assets ratio          0.55    0.54    0.47    0.49    0.51    0.50    0.73    0.54    0.71    0.73    0.72
---------------------------------------------------------------------------------------------------------------------
Accounts receivable
     turnover(b)                   4       4       3       4       5       5       5       6       7       8       8
---------------------------------------------------------------------------------------------------------------------
Days sales in
     accounts receivable(b)       97     103     107      86      80      75      78      63      50      43      45
---------------------------------------------------------------------------------------------------------------------
Inventory turnover(c)             14      17      13      12      12      13      11      13      13      12       9
---------------------------------------------------------------------------------------------------------------------
Days sales in inventory(c)        26      21      27      31      31      29      32      27      28      30      41
---------------------------------------------------------------------------------------------------------------------
Asset turnover(d)               1.07    1.13    0.87    0.78    0.79    0.71    0.73    1.09    1.06    1.04    0.89
---------------------------------------------------------------------------------------------------------------------
Return on equity(e)
(after unusual items)             13%      6%    n/a       5%     10%     12%     13%     19%     20%     18%     15%
---------------------------------------------------------------------------------------------------------------------
Return on total assets(f)
(after unusual items)              7%      3%    n/a       2%      5%      7%      9%     12%     14%     13%     11%
---------------------------------------------------------------------------------------------------------------------


(a) consists of current and long-term liabilities including deferred income taxes

(b)  two year average accounts receivable

(c)  two year average inventory

(d)  total assets excluding intangible assets

(e)  two year average equity

(f)  two year average total assets

SUMMARY OF QUARTERLY RESULTS

                (Stated in thousands of Canadian dollars, except per share data)
                                                        (Year ended December 31)


QUARTER                    SALES           NET EARNINGS        PER SHARE
----------------------------------------------------------------------------
                    2002        2001       2002       2001     2002     2001
----------------------------------------------------------------------------
First           $181,433    $184,203    $ 3,985    $    25    $0.07    $0.00
Second          $171,570    $185,462    $ 7,575    $ 1,004    $0.14    $0.02
Third           $224,726    $187,853    $14,843    $ 3,296    $0.27    $0.06
Fourth          $300,950    $274,205    $28,068    $19,388    $0.51    $0.35
----------------------------------------------------------------------------
Year            $878,679    $831,723    $54,471    $23,713    $0.99    $0.43
----------------------------------------------------------------------------






cinram(38)2002

SHARE TRADING INFORMATION

                                                 (volume in thousands of shares)

Trading of Common Shares: CRW

--------------------------------------------------------------------------------
Year ended December 31,   Quarter       High        Low    Closing     Volume
--------------------------------------------------------------------------------

2002*                       First     $ 8.45     $ 4.62     $ 7.95     23,505
                           Second     $11.25     $ 7.52     $10.35     14,313
                            Third     $10.20     $ 6.10     $ 7.00     12,570
                           Fourth     $10.29     $ 5.31     $ 9.89     15,989
--------------------------------------------------------------------------------
                             Year     $11.25     $ 4.62     $ 9.89     66,377
--------------------------------------------------------------------------------

2001*                       First     $ 3.50     $ 2.00     $ 2.75      7,836
                           Second     $ 4.75     $ 2.50     $ 4.25      6,773
                            Third     $ 4.55     $ 3.50     $ 3.79      4,793
                           Fourth     $ 5.15     $ 3.06     $ 4.60      8,364
--------------------------------------------------------------------------------
                             Year     $ 5.15     $ 2.00     $ 4.60     27,765
--------------------------------------------------------------------------------

2000                        First     $11.30     $ 7.55     $ 7.55     11,583
                           Second     $10.80     $ 7.50     $ 9.40     15,807
                            Third     $ 9.75     $ 4.85     $ 5.75     10,318
                           Fourth     $ 6.05     $ 2.56     $ 2.85     15,051
--------------------------------------------------------------------------------
                             Year     $11.30     $ 2.56     $ 2.85     52,759
--------------------------------------------------------------------------------

1999                        First     $21.50     $14.00     $14.20      9,249
                           Second     $14.50     $11.60     $14.30     16,067
                            Third     $14.10     $11.80     $12.20      9,853
                           Fourth     $13.00     $ 8.65     $11.75     10,238
--------------------------------------------------------------------------------
                             Year     $21.50     $ 8.65     $11.75     45,406
--------------------------------------------------------------------------------

1998                         Year     $26.85     $14.25     $18.60     45,044
--------------------------------------------------------------------------------

*  The Toronto Stock Exchange only        (Symbol: CRW)




COMMON SHARES
(Outstanding at December 31, 2002)
Basic                                       55,196,891



                                                                  cinram(39)2002

--------------------------------------------------------------------------------
SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

ADDITIONAL INFORMATION
Shareholders may contact the Company for further information or questions concerning their shares. For information on and assistance with matters such as share transfers, dividend cheques and change of address, please contact the Transfer Agent.

DIVIDEND PAYMENTS
The Company declares dividends on a quarterly basis. In March 2003, the Company declared a quarterly dividend of $0.03 per common share, payable on March 31, 2003.

DIVIDEND POLICY
Cinram's long-term strategic objective is to secure above average capital growth for its shareholders. Cinram retains most of its earnings to maximize expansion opportunities.

ANNUAL MEETING
The Annual General Meeting of Shareholders will be held at 11:00 a.m. on Friday, June 13, 2003 at the TSE Conference Centre, 130 King Street West, Toronto, Ontario, Canada M5X 1E1

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, Ontario, M5J 2Y1

SHAREHOLDERS' CALENDAR
Fiscal year end         December 31,
Fiscal quarter ends     March 31, June 30,
                        September 30 and
                        December 31


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DIRECTORS AND OFFICERS
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ISIDORE PHILOSOPHE
Director and Chief Executive Officer

HENRI A. ABOUTBOUL(*#)
Director, Non-executive Chairman of the Board
Director, Waste Management International B.V.

LEWIS RITCHIE, C.A.
Director, Executive Vice-President Finance and
Administration, Chief Financial Officer and Secretary

DAVID RUBENSTEIN
Director, President, Cinram Americas
Executive Vice-President, Cinram International Inc.

JACQUES PHILOSOPHE
Executive Vice-President, Operations

JAIME OVADIA
President, Cinram Latinoamericana
Executive Vice-President,
World Wide Theatrical Home Video,
Cinram International Inc.

MARCEL TUCHNER
Executive Vice-President, Manufacturing and Engineering

GARSON HOFFMAN
Vice-President, Business Development

NORMAN MAY, Q.C.(#)
Director
Partner, Fogler, Rubinoff LLP

PETER G. WHITE(#*)
Director
Executive Vice President, Argus Corporation


*  Member of Audit Committee
#  Member of Compensation Committee



cinram(40)2002

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CORPORATE DIRECTORY
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CORPORATE HEAD OFFICE

CINRAM INTERNATIONAL INC.
2255 Markham Road
Toronto, Ontario,
Canada  M1B 2W3
Telephone (416) 298-8190
Fax (416) 298-0612
Web address: www.cinram.com

INVESTOR RELATIONS CONTACT
Lewis Ritchie
Telephone (416) 298-8190
Fax (416) 298-0612

PRINCIPAL OPERATIONS
CANADA
CINRAM INTERNATIONAL INC.
Audio Centre
2255 Markham Road
Toronto, Ontario
Canada  M1B 2W3
Telephone (416) 298-8190
Fax (416) 298-0612

VIDEO CENTRE
5590 Finch Avenue East
Toronto, Ontario
Canada  M1B 1T1
Telephone (416) 298-8190
Fax (416) 332-9022

DISTRIBUTION CENTRE
601 Milner Avenue
Toronto, Ontario
Canada  M1B 1M8
Telephone (416) 298-8190

UNITED STATES
CINRAM INC. -
U.S. Head Office
1600 Rich Road
Richmond, Indiana
USA, 47374
Telephone (765) 962-9511
Fax (765) 962-1564

CINRAM INC.
4905 Moores Mill Road
Huntsville, Alabama
USA, 35811
Telephone (256) 859-9042
Fax (256) 859-9932

LATIN AMERICA
Cinram Latinoamericana
S.A. de C.V.
av. Tlahuac no. 6710, col.
san fco. tlaltenco 13400 Mexico, d.f.
Telephone (525) 862-3200
Fax (525) 841-2819

EUROPE
CINRAM EUROPE -
HEAD OFFICE
3 Shortlands
Hammersmith, London
United Kingdom, W6 8RX
Telephone (44) 208-741-3388
Fax (44) 208-735-9450

CINRAM FRANCE EAST
Z.I. des Paituotes, Sainte  Marguerite
B.P. 14-88101, Saint Die, Cedex,
France
Telephone (33-3) 2952-2626
Fax (33-3) 2952-2627

CINRAM FRANCE WEST
B.P. 48, 27600, Gaillon, France
Telephone (33-2) 3221-4700
Fax (33-2) 3221-4703

CINRAM OPTICAL DISCS
B.P. 406, 27400, Louviers, France
Telephone (33-2) 3225-7200
Fax (33-2) 3225-7201

CINRAM U.K. LTD.
2 Central Avenue, Ransomes
Europark Ipswich, Suffolk
United Kingdom, 1P3 9SL
Telephone (44) 147-327-1010
Fax (44) 147-327-1039

Design and Photography: Compendium Design International Inc., Toronto, Canada Printed in Canada

[CINRAM LOGO]           CINRAM INTERNATIONAL INC.

                        CORPORATE HEAD OFFICE
                        2255 Markham Road
                        Toronto, Ontario, Canada M1B 2W3
                        Telephone (416) 298-8190
                        Fax (416) 298-0612
                        www.cinram.com